



SECURI__ 08028922 1MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33680

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First State Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7136 S. Yale, Suite 102
(No. and Street)

Tulsa	OK	74136
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)		(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Sidney I. Shupack__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __First State Securities, Inc.__ , as of __December 31__ , 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. M. JENSEN
Notary Public in and for the
State of Oklahoma
Commission #05005271
My Commission expires 8/06/2009

_____
Signature

_P R E S I D E N T_
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST STATE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

FIRST STATE SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

<u>Independent Auditor's Report</u>

Board of Directors
First State Securities, Inc.

We have audited the accompanying statement of financial condition of First State Securities, Inc., as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First State Securities, Inc., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

FIRST STATE SECURITIES, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$	133
Money market mutual fund		3,378
Receivable from clearing broker/dealer		30,100
Common stocks owned at market value (cost of $554,216)		870,681
Other assets		1,662
Total Assets	$	905,954

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Due to affiliates	$	33,672
Total liablities		33,672

Stockholder's equity

Common stock - $1 par value, 300,000 shares authorized, 27,700 shares issued, less 500 shares of treasury stock		27,200
Additional paid in capital		95,106
Retained earnings		749,976
Total stockholder's equity		872,282
Total Liabilities and Stockholder's Equity	$	905,954

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2007

Revenue:		
Commissions	$	12,830
Revenue from sale of investment company shares		270
Interest and dividends		26,227
Realized gain on marketable securities		13,973
Unrealized gain on marketable securities		110,970
Other revenue		35,000
		199,270
Expenses:		
Officer compensation		30,600
Clearance paid to broker		13,741
Communications		5,260
Occupancy costs		3,112
Regulatory fees		2,599
Other		5,830
		61,142
Net income before income taxes		138,128
Provision (benefit) for income taxes		49,821
Net income	$	88,307

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2006	27,200	$ 27,200	$ 95,106	$ 661,669	$ 783,975
Net income				88,307	88,307
Balance, December 31, 2007	27,200	$ 27,200	$ 95,106	$ 749,976	$ 872,282

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2007

Balance, December 31, 2006	$	--
Additions		--
Retirements		--
Balance, December 31, 2007	$	--

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows from Operating Activities

Net income	$ 88,307
Adjustments to reconcile net income to net	
cash provided (used) by operating activities:	
Deferred income tax expense	48,728
Realized gain on investment securities	(13,973)
Unrealized gain on investment securities	(110,970)
Change in assets and liabilities:	
Decrease in receivable from brokers	68,029
Increase in other assets	(80)
Net cash provided by operating activities	80,041

Cash Flows from Investing Activities

Net advances to Financial and affiliate	(9,455)
Proceeds from sale of long-term investment securities	79,999
Purchase of long-term investment securities	(175,559)
Net cash (used) by investing activities	(105,015)
Net decrease in cash and cash equivalents	(24,974)
Beginning cash and cash equivalents	28,485
Ending cash and cash equivalents	$ 3,511

Supplemental Disclosures

Cash paid for:

Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

First State Securities, Inc. ("Securities") is a wholly-owned subsidiary of First State Financial, Inc. ("Financial"). First State Investment Advisors, Inc. ("Advisors"), an affiliate that is also wholly-owned by Financial, provides investment advisory services to Securities' customers.

Securities is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3 (k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker/dealer.

Securities customers are primarily individuals residing in the Tulsa, Oklahoma metropolitan area. Securities' clearing broker/dealer is located in Dallas, Texas. Receivable from clearing broker/dealer is primarily a clearing deposit.

Marketable securities are carried at market value and securities not readily marketable are valued at fair market value as determined by management. Market value is determined by quoted market prices. The resulting difference between cost (determined by specific identification) and market (or fair value) is included in income. Common stocks are held for long-term investment and consist of shares in U.S. companies which are listed on a national exchange and operate in various industries. Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows. Cash and cash equivalents at December 31, 2007 are as follows:

Cash	$ 133
Money market mutual funds	3,378
	$3,511

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 -   Summary of Significant Accounting Policies, continued

Securities files a consolidated income tax return with Financial. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to Financial.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 2 -   Related Party Transactions

Advisors provides personnel, office space and other administrative services to Securities under an expense sharing agreement. Expenses incurred under this agreement aggregated $35,458 in 2007. At December 31, 2007 Securities had net payables to Financial and Advisors which include administrative charges, current and deferred income taxes, and various advances.

Note 3 -   Commitments and Contingencies

Securities is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potential indemnification loss at December 31, 2007.

Note 4 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 4 - Net Capital Requirements, continued

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2007 and the procedures followed in making the periodic computations required. At December 31, 2007, Securities had net capital of approximately $678,775 and net capital requirements of $100,000. The ratio of aggregate indebtedness to net capital was 0.05 to 1 at December 31, 2007. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Possession or Control Requirements

Securities does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 - Income Taxes

The provision for income taxes consists of a current income expense of $1,093 and deferred income taxes of $48,728. Actual income tax expense differs from expected income tax expense applying statutory rates primarily because of changes in estimated tax rates used to compute deferred taxes.

Deferred tax liabilities of $123,421 are primarily due to basis differences in investment securities between financial and income tax reporting. Such liabilities are included in due to affiliates, less payments to affiliates.

Supplemental Information

Pursuant to Rule 17A-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2007

Schedule I

FIRST STATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Computation of Net Capital

Total stockholder's equity qualified for net capital		$ 872,282
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 1,662	(1,662)
Net capital before haircuts on securities positions		870,620
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market mutual fund	68	
Common stocks	130,602	
Undue concentration	61,175	(191,845)
Net capital		$ 678,775

Aggregate Indebtedness

Items included in statement of financial condition		
Due to affiliates		$ 33,672
Total aggregate indebtedness		$ 33,672

FIRST STATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,246
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 578,775
Excess net capital at 1000%	$ 675,408
Ratio: Aggregate indebtedness to net capital	0.05 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

<u>FIRST STATE SECURITIES, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2007</u>

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2007



C F & Co., L.L.P

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

<u>INDEPENDENT AUDITOR'S REPORT ON INTERNAL</u>
<u>CONTROL REQUIRED BY SEC RULE 17a-5</u>

Board of Directors
First State Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of First State Securities, Inc. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2008

END